

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2009

VIA U.S. MAIL

Mr. Patrick J. Lawlor
Vice President Finance and Chief Financial Officer
Giga-Tronics Incorporated
4650 Norris Canyon Road
San Ramon, California 94583

> **Re:** **Giga-Tronics Incorporated**
> **Form 10-K for the year ended March 29, 2008**
> **Filed June 12, 2008**
> **Form 10-Q for the quarter ended September 27, 2008**
> **Filed November 3, 2008**
> **File No. 000-12719**

Dear Mr. Lawlor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief